Lawrence R. Lonergan, Esq. Partner Admitted to the NY, NJ and MA Bar Writer’s Email: llonergan@wlesq.com

96 Park Street

Montclair, NJ 07042

Tel: 973 641 4012

Fax: 973 509 0063

 ______

Woods Lonergan PLLC

280 Madison Avenue, Suite 300

New York, NY 10016

Tel: 212 684 2500

Fax: 212 684 2512

Reply to

Montclair, NJ

November 20, 2023

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20459

Attn:	David Irving and Bonnie Baynes

Re:	Blue Chip Capital Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 23, 2023
File No. 333-273760

Ladies and Gentlemen:

This Firm represents Blue Chip Capital Group, Inc. (the “Company”) with regard to the above-referenced submission. In response to the staff’s comment letter dated November 3, 2023 (the “Staff Letter”), and for the staff’s convenience, we have included each of the staff’s comments numbered sequentially followed by our response to each comment, also numbered sequentially.

Amendment No. 1 to Registration Statement on Form S-1

Comment 1.	Our Business, page 2

We note your disclosure that you have recently organized a new 95% owned subsidiary in Brazil. Please revise your Exhibit 21.1 to include this new subsidiary.

Response 1. We have revised the disclosure under Exhibit 21.1 to include our new 95% owned Brazilian subsidiary, Raisewise Brazil LTDA.

Comment 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 26

We note your disclosure of $47,024 owed to related parties at May 31, 2023 on page 26 that appears excluded from your ASC 850 related party disclosures on page 32 and Notes 4 on pages F-7 and F-18. Please tell us, and revise to disclose as necessary, the following:

●	Separately state on the face of your consolidated financial statements all related party amounts and transactions pursuant to Rule 4-08(k) of Regulation S-X.
●	Revise your notes to consolidated financial statements to include disclosure of each related party amount, nature, terms and manner of settlement, in compliance with ASC 850-10-50-1(d).

Response 2. In response to this comment, we have corrected the disclosures under the section Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources in the S-1/A Amendment No. 2, filed together with this SEC Response Letter.

Comment 3.	Consolidated Balance Sheets, page F-11

We note your significant software application asset at May 31, 2023 and August 31, 2023. Please revise to disclose in your notes to consolidated financial statements the nature and terms of this asset, including costs incurred, expenses capitalized and the accounting for depreciation, or tell us why you removed the Software Application Note 6 since your prior filing.

Response 3. We have revised our filing to include Note 6 – Software Application for the annual financial statements for the years ended May 31, 2023 and 2022 as well as the interim financial statements for the period ended August 31, 2023.

Comment 4.	Consolidated Statements of Operations, page F-12

We note your outstanding common stock warrants, Preferred A stock, note conversions, financial instrument, and that your weighted average number of common shares used to compute your basic and diluted earnings per share for the periods ended May 31, 2022 and August 31, 2023 differ from the number of common shares issued and outstanding for those periods. We further note the removal of the Earnings (Loss) per share disclosure in Note 3 of your prior filing. Please explain or revise to disclose the following:

●	Please revise the notes to the Consolidated Financial Statements to include a reconciliation of the numerators and denominators of the basic and diluted per-share computations for each period to comply with ASC 260-10-50-1(a).
●

Also revise the notes to the Consolidated Financial Statements to disclose the number of securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because they were anti-dilutive. Refer to the guidance in ASC 260-10-50- 1(c).

Response 4. In response to this comment, we have revised the disclosure in Consolidated Statement of Operations to include the Earnings (loss) per share disclosure which describes the reconciliation of the numerator and denominator. We have not included a table as described by ASC 260-10-50-1(a) as the Company is in a net loss position and all potentially dilutive securities would be anti-dilutive. The only adjustments to the denominator are the weighted average share calculation for shares issued throughout the period. We have included the number of potentially dilutive securities exercisable as described within ASC 260-10-50-1(c) within the policy footnote in footnote 3.

Comment 5.	Note 1 - Organization and Business, page F-15

We note your disclosure on page F-17 that your fair value estimates for May 31, 2023, are based on market assumptions available at November 30, 2021. Please explain your use of this non-current date and revise to clarify as appropriate.

Response 5. The date November 30, 2021 was included in error and has been revised and updated to reflect the periods of the financial statements. The Company currently has no fair value assets or liabilities recorded on the face of the financial statements as of the dates reflected within the financial statement periods.

Thank you.

Sincerely,

/s/ Lawrence R. Lonergan, Esq.
Lawrence R. Lonergan, Esq.

c:	Blue Chip Capital Group, Inc.

Encs.

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